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                                                          SEC FILE NUMBER
                                                             001-31254

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                                                            CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR |_| Form N-CSR


         For Period Ended: March 31, 2006


         |_| Transition Report on Form 10-K

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q

         |_| Transition Report on Form N-SAR

         For the Transition Period Ended: _____________________________

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  Read attached instruction sheet before preparing form. Please print or type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

The BISYS Group, Inc.

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Full Name of Registrant


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Former Name if Applicable



105 Eisenhower Parkway
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Address of Principal Executive Office (Street and Number)

Roseland, New Jersey 07068
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


       |   (a)  The reasons described in reasonable detail in Part III of this
       |        form could not be eliminated without unreasonable effort or
       |        expense
       |
       |   (b)  The subject annual report, semi-annual report, transition report
       |        on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       |        portion thereof, will be filed on or before the fifteenth
|_|    |        calendar day following the prescribed due date; or the subject
       |        quarterly report or transition report on Form 10-Q, or portion
       |        thereof, will be filed on or before the fifth calendar day
       |        following the prescribed due date; and
       |
       |   (c)  The accountant's statement or other exhibit required by Rule
       |        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 26, 2006, the Company filed its annual report on Form 10-K for the year ended June 30, 2005. The report was delayed until the Company completed the previously announced restatement of its previously issued financial statements for the fiscal years ended June 30, 2004 and 2003 and the interim financial statements for the first and second quarters of fiscal 2005 and all quarters in fiscal 2004 (the "Restatement"). However, because of the delay in completing the Restatement and filing its Form 10-K for fiscal 2005, the Company has not filed its quarterly reports on Form 10-Q for the periods ended March 31, 2005, September 30, 2005 or December 31, 2005. Until that information is filed, the Company is unable to file its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2006. The Company is endeavoring to complete these reports as soon as is practicable, but will not be in a position to file its Form 10-Q for the fiscal quarter ended March 31, 2006 by May 17, 2006, the end of the extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bruce D. Dalziel                973                        461-2500
     ----------------            ----------                    ----------
          (Name)                 (Area Code)                   (Telephone
                                                                 Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s). Yes |_|    No   |X|

Quarterly Report on Form 10-Q for the period ended March 31, 2005.

Quarterly Report on Form 10-Q for the period ended September 30, 2005.

Quarterly Report on Form 10-Q for the period ended December 31, 2005.

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             Yes |X|     No   |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The impact of the Restatement on the results of the Company's operations for the three and nine months ended March 31, 2005 will be reflected in the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2005, which is expected to be filed with the SEC in the next few days. The Company's Education Services and Information Services businesses will be reflected as discontinued operations for the applicable periods in its Form 10-Q for the period ended March 31, 2006, based on the April 2005 sale of Education Services and the March 3, 2006 sale of Information Services. Because of the Restatement, the Company has been unable to complete the preparation of its financial statements for the third quarter of fiscal 2006 and thus cannot at this time provide a reasonable estimate of any significant change in its results of operations for the three and nine months ended March 31, 2006, compared to the corresponding periods for 2005.

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                              The BISYS Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date May 11, 2006        By /s/ Bruce D. Dalziel
                            ----------------------------------------------------
                            Bruce D. Dalziel
                            Executive Vice President and Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

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